Exhibit (a)(1)

SIZMEK INC. (NASDAQ: SZMK) LARGEST SHAREHOLDER ALEX MERUELO OPPOSES SALE TO VECTOR CAPITAL

Strongly urges Sizmek Inc. shareholders to NOT tender shares into upcoming offer.

LOS ANGELES, CA — Aug 11, 2016 /PRNewswire/ — Alex Meruelo, the largest beneficial shareholder of Sizmek Inc. (NASDAQ:SZMK) (“Company” or “Sizmek”), stated today that he is in strong opposition to the sale of Sizmek to an affiliate of Vector Capital (“Vector”) announced Wednesday August 3, 2016.  Alex Meruelo, together with Meruelo Investment Partners LLC and Alex Meruelo Living Trust (collectively the “Meruelo Parties”) beneficially own approx. 13.8% of the Company’s outstanding shares of Common Stock.

As disclosed in the Meruelo Parties’ Schedule 13D/A filed on August 4, 2016, Mr. Meruelo wrote to the Company’s Board of Directors to express strong opposition to the Vector Capital transaction, and to inform them that he would not be tendering shares in the transaction.

The Meruelo Parties do not believe that the Vector transaction maximizes value for all shareholders.  Among other things, the Meruelo Parties believe the transaction does not fully reflect the strategic value of Sizmek’s position as a foundational asset within the advertising technology sector and, furthermore, does not account for the Company’s most recent earnings outperformance.

The Meruelo Parties not only oppose the transaction, but also strongly encourage other shareholders to oppose the transaction and accordingly to inform the Company and its Board of Directors that they will NOT be tendering their shares in the first step tender offer to be launched by an affiliate of Vector Capital.

The Meruelo Parties believe that Sizmek shareholders deserve better than what the Vector transaction would deliver and are optimistic that, given the substantial size of the Meruelo Parties’ share position and with opposition from other holders, the announced Vector Capital transaction will not succeed.

About the Meruelo Parties

Meruelo Investment Partners LLC acts as an investment adviser or manager to other persons and accounts and may be deemed to beneficially own securities owned or held by or for the account or benefit of such persons and accounts. The principal business of Meruelo Investment Partners is serving as an investment adviser or manager to other persons and accounts.

Alex Meruelo is the trustee of Alex Meruelo Living Trust and Managing Member of Meruelo Investment Partners LLC and may be deemed to control, and beneficially own securities owned or held by Meruelo Investment Partners LLC. The present principal occupation of Mr. Meruelo is serving as the principal of the Meruelo Group. Meruelo Group is a privately-held management company serving a diversified portfolio of affiliated entities with interests in banking and financial services, food services (manufacturing, distribution, and restaurant operations), construction and engineering, hospitality and gaming, real estate management and development, media (television and radio), and public and private equity investing.

About the Upcoming Tender Offer

The tender offer referred to in this press release will be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that affiliates of Vector Capital intend to file with the SEC. In addition, the Company is required to file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the solicitation/recommendation statement of the Company on Schedule 14D-9 and related materials with respect to the tender offer and the second step merger free of charge at the website of the SEC at www.sec.gov, and from the information agent named in the tender offer materials. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by the Company under the investor relations section of the Company’s website, www.sizmek.com.

The solicitation/recommendation statement of the Meruelo Parties on Schedule 14D-9 with respect to the tender offer referred to in this press release can be obtained by investors under the Company’s filings at www.sec.gov.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE FOREGOING DOCUMENTS WHEN THEY BECOME AVAILABLE, INCLUDING THE SCHEDULE 14D-9 SOLICITATION/RECOMMENDATION STATEMENT OF THE COMPANY AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER AND THE MERGER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES PURSUANT TO THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.

About any Possible Proxy Solicitation

Although the Meruelo Parties are not currently soliciting proxies for any annual or special meeting of stockholders of the Company, the Meruelo Parties reserve the right to do so. If the Meruelo Parties elect to solicit proxies in the future, the Meruelo Parties will file a proxy statement and other soliciting materials with the SEC and advise security holders to read the materials (when they become available) because they will contain important information. Stockholders will be able to obtain any such materials (when they become available) for free at the SEC’s web site at http://www.sec.gov or from us using the contact information provided herein or in such materials.

Forward-Looking Statements

Statements included in this press release that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “can,” “will,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements, and are based on the Meruelo Parties’ current beliefs and expectations. These forward-looking statements include, without limitation, statements regarding the launch and/or completion of the Vector offer.  Actual events may differ from current expectations due to various risks and uncertainties, including risks related to the Company and other parties, circumstances and conditions we cannot control or predict.  Any such variances may cause the Meruelo Parties to change our plans or intentions.

CONTACT:

Joe Marchica

Meruelo Investment Partners LLC

9550 Firestone Blvd., Suite 105

Downey, California 90241

(562) 745-2307

SOURCE Meruelo Investment Partners